UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of April 2020
Commission File Number 001-35052

Adecoagro S.A.
(Translation of registrant’s name into English)

Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg
R.C.S. Luxembourg B 153 681
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐             No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

IMPORTANT INFORMATION CONCERNING ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is being furnished by Adecoagro S.A. (“Adecoagro” or the “Company”) with the Securities and Exchange Commission (the “SEC”) to provide shareholders with important information concerning the Annual General Meeting of Shareholders (the “AGM”) to be held on April 15, 2020 at 2:30.pm (CET) and Extraordinary General Meeting of Shareholders (the “EGM”) to be held on April 15, 2020 following the AGM.

Pursuant to the Grand Ducal Regulation of March 20, 2020 on the introduction of measures relating to the holding of meetings in companies and other legal entities in the current exceptional circumstances relating to Covid-19 virus (“Coronavirus”) and restrictions imposed by the Luxembourg Government related to the outbreak of Coronavirus, the Company has implemented the extraordinary measure that shareholders may vote at the AGM and/or EGM only by proxy by granting a proxy to a proxy holder nominated by the Company. This extraordinary measure is also in accordance with the recommendations of the World Health Organization to prevent the spread of the Coronavirus.

In connection with such measures, the Company is attaching to this Form 6-K: (i) a communication to shareholders informing of the implemented extraordinary measures to promote the voting at the meeting through a proxy; (ii) the convening notice and agenda for the AGM and EGM that also provides the writing voting instructions; and (iii) a copy of the proxy card.

Shareholders of record at the close of business on February 28, 2020, may vote their shares and submit a proxy card using the instructions provided with their proxy materials that were mailed to shareholders of record beginning on or about March 18.

Shareholders may submit questions in advance by contacting our investor relations department at Phone: (5411) 4836-8651 or by email at ir@adecoagro.com.
Forward Looking Statements
This report contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth herein and in the attached Condensed Audited Financial Statements.
The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) the weather and the impact of the Coronavirus and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ Carlos A. Boero Hughes
Name:	Carlos A. Boero Hughes
Title:	Chief Financial Officer and
Chief Accounting Officer
April 1, 2020

Exhibit Index

99.1 Communication re extraordinary measures regarding voting at Annual General Meeting of Shareholders.

99.2 Convening Notice and Agenda

99.3 Proxy Card